Mail Stop 4561

June 30, 2009

Mr. Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, CA 95134

>   **Re: Sanmina-SCI Corporation**
>   **Form 10-K For Fiscal Year Ended September 27, 2008**
>   **Forms 10-K/A For Fiscal Year Ended September 27, 2008**
>   **Filed May 11, 2009 and June 11, 2009**
>   **Forms 8-K Filed on January 21, 2009 and April 22, 2009**
>   **File No. 000-21272**

Dear Mr. Sola:

        We have reviewed your response letter dated June 11, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 1, 2009.

Form 10-K For the Fiscal Year Ended September 27, 2008

Consolidated Financial Statements

Consolidated Statement of Stockholders' Equity, page 75

1.   We note from your response to prior comment 6 that following the guidance in SAB 99 and SAB 108 that you concluded that your error "was not material to any of the impacted periods or to the period in which the error was discovered and corrected." Please provide us with your SAB 99 and SAB 108 analysis by periods that support this assertion.

Consolidated Statements of Cash Flows, page 76

2.   As previously requested in prior comment 6, confirm that your classification of
         the tax impact of your share-based payments is classified in accordance with
         paragraph 68 of SFAS 123R. We refer you to subparagraphs 68(a)(e) and
         68(b)(c).

Note 17. Income Taxes, pages 109 - 112

3.   We have read your response to prior comment 11. Please provide us with your
         analysis of the materiality of the impact on income tax expense attributable to
         continuing operations that the reversal of the previous allocation of tax benefits
         had. Tell us how you determined that the provisions of paragraph 45(f) of SFAS
         109 would not apply to a tax benefit arising from the reversal of previous
         allocations to contributed capital.

Second Amended Annual Report on Form 10-K for the Fiscal Year Ended September 27,
2008

Item 11. Executive Compensation, page 2

Executive Compensation and Related Information — Compensation Discussion and
Analysis, page 3

Bonuses, page 6

4.   We note your revised disclosure in response to prior comment 4. The revised
         disclosure does not appear to fully address the comment because it does not
         include a detailed qualitative description of each element of the bonus formula
         and how your application of the bonus formula resulted in the bonus amount
         actually awarded to each named executive officer. Please see Item 402(b)(1)(v)
         of Regulation S-K and Section II.B. of SEC Release No. 33-8732A. In future
         filings, please include revised disclosure consistent with the item, the release, and
         our prior comment. Please feel free to contact us for further clarification.

                                        * * * * * * *

         Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant